UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549






                                    FORM 11-K








[X] Annual report pursuant to Section 15(d) of the Securities and Exchange Act of 1934 (No Fee Required)

         For the Three Fiscal Years in the Period Ended December 31, 2002

[  ]     Transition report pursuant to Section 15(d) of the Securities Exchange
         Act of 1934 (No Fee Required)

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         BE Aerospace, Inc. Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 BE Aerospace, Inc.
                                 1400 Corporate Center Way
                                 Wellington, Florida  33414-2105

BE AEROSPACE, INC.
SAVINGS PLAN

Financial Statements as of December 31, 2002 and 2001, and for Each of the Three Fiscal Years in the Period Ended December 31, 2002, Supplemental Schedules, and Independent Auditors' Report


                                TABLE OF CONTENTS

                                                                            PAGE

INDEPENDENT AUDITORS' REPORT...................................................1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of
     December 31, 2002 and 2001................................................2

   Statements of Changes in Net Assets Available for Benefits for the
     Fiscal Years Ended December 31, 2002, 2001 and 2000.......................3

   Notes to Financial Statements for the Fiscal Years Ended
     December 31, 2002, 2001 and 2000......................................4 - 9

Exhibit Index.................................................................10

Signature.....................................................................11

SUPPLEMENTAL SCHEDULES PROVIDED PURSUANT TO THE DEPARTMENT
   OF LABOR'S RULES AND REGULATIONS:

   Schedule of Assets Held for Investment Purposes as of December 31, 2002....13

   Schedule of Reportable Series of Transactions for the
     Year Ended December 31, 2002.............................................14

NOTE: Supplemental schedules are included pursuant to the Department of Labor's Rules and Regulations for Reporting and Disclosure. All other schedules required by the Department of Labor are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

Benefits Administrative Committee
BE Aerospace, Inc. Savings Plan
Wellington, Florida

We have audited the accompanying statements of net assets available for benefits of BE Aerospace, Inc. Savings Plan (the "Plan") as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for each of the three fiscal years in the period ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for each of the three fiscal years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2002, and schedule of reportable series of transactions for the year ended December 31, 2002 are presented for the purpose of additional analyses and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic 2002 financial statements taken as a whole.


Deloitte & Touche LLP
May 30, 2003
Costa Mesa, California

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

                                                                    2002           2001
                                                                -----------     -----------
ASSETS:
  Investments - at fair value:
    Investment in the PW Trust Company Pooled Trusts            $46,265,991     $59,804,137
    BE Aerospace, Inc. common stock                               2,583,969       5,492,781
    Loans to participants                                           426,022         394,775

           Total investments                                     49,275,982      65,691,693

RECEIVABLES:
  Employer contributions                                            267,326         246,827
  Employee contributions                                            300,498         404,828

           Total receivables                                        567,824         651,655

CASH AND CASH EQUIVALENTS                                           550,027       1,464,928

           Total assets                                          50,393,833      67,808,276

LIABILITIES:
  Distributions payable to participants                             210,357         218,172
  Accrued plan asset transfer                                         3,388       1,131,672

           Total liabilities                                        213,745       1,349,844

NET ASSETS AVAILABLE FOR BENEFITS                               $50,180,088     $66,458,432


See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FISCAL YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                                  2002              2001           2000
                                                              ------------       -----------     -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                           $ 66,458,432       $64,966,575     $60,921,209

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
    Net appreciation in fair value of investments                       --                --         678,441
    Interest and dividends                                          40,891            39,535          51,415

           Total investment income                                  40,891            39,535         729,856

  Contributions and rollovers                                    8,991,423        10,689,867       9,348,718
  Transfer of assets from plans of acquired companies            1,094,576         6,632,747       3,587,099

           Total additions to net assets                        10,126,890        17,362,149      13,665,673

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
  Net depreciation in fair value of investments                 10,191,989         7,414,060              --
  Distributions to participants or their beneficiaries          15,803,005         6,893,834       9,170,643
  Plan administrative expenses                                     406,852           430,726         449,664
  Accrued plan asset transfer                                        3,388         1,131,672              --

           Total deductions from net assets                     26,405,234        15,870,292       9,620,307

NET (DECREASE) INCREASE                                        (16,278,344)        1,491,857       4,045,366

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                                 $ 50,180,088       $66,458,432     $64,966,575


See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
FISCAL YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The foregoing description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      Description of Plan - Effective August 1, 1988, BE Aerospace, Inc. (the "Company") adopted the BE Aerospace, Inc. Savings Plan (formerly the BE Aerospace, Inc. Savings and Profit Sharing Plan and Trust) (the "Plan") as amended and restated, a defined-contribution retirement plan designed to qualify under Internal Revenue Code ("IRC") Section 401(a) and 401(k) for the cash or deferred arrangement part of the Plan.

      Under the Plan, contributions are made on behalf of employees (participant(s)) who choose to defer a portion of their total gross pay. In June 2000, the Plan was amended to allow participants to request a hardship loan or make a hardship withdrawal, as specified by such amendment. Effective December 1994, the Plan was amended to allow participants to make a contribution election from 2% to 15%. Company contributions are made in the form of Company common stock (the "Stock"). Participants age 55 or older have the option of receiving the matching contribution in cash. The Stock is held by PW Trust Company (the "Trustee") and reported at fair value as determined by published market prices. Resulting unrealized gains and losses are included in the statement of changes in net assets available for benefits.

      Effective January 1, 2002, the Company amended and restated the Plan to comply with the Economic Growth and Tax Relief Reconciliation Act. The Company has filed for a favorable Internal Revenue Service determination letter. Under the restated plan, participants will become fully vested in the Company's contributions after three years of service with the Company. The Plan also allows all employees who are projected to attain age 50 before the close of the Plan Year to make catch-up contributions of $1,000 each year. The amended and restated Plan also changes the suspension time on a hardship distribution from 12 months to 6 months from the anniversary of the date on which the Participant receives the distribution.

      In February 2002 and April 2002, $641,973 and $49,684 was transferred into the Plan, respectively, related to the 2001 acquisition of TL Windust, Inc. In December 2002, $402,919 was transferred into the Plan, related to the 2001 acquisition of Maynard Precision, Inc. In August 2001, $5,467,338 was transferred into the Plan, and participant loans receivable of $33,738 were transferred to the Plan, related to the 1998 acquisition of Flight Structures, Inc. In July 2000, $3,587,099 was rolled into the Plan, related to the 1999 acquisition of SMR Technologies, Inc.

      Basis of Accounting - The financial statements of the Plan are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, and present the net assets available for benefits and the changes in those net assets.

      Participant Contributions - Participants can make pretax contributions of up to the dollar limit set by law. Contributions were limited to $11,000 for the year ended December 31, 2002. Participants are fully vested in their contributions immediately.

      Company Contributions - The Plan provides for employer-matching contributions of the participant's contributions to be determined by Company management. During the years ended December 31, 2002, 2001 and 2000, matching contributions were 50% of deferrals up to 8% of eligible compensation (as defined) for a maximum matching contribution of 4%.

      Termination Benefits and Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contributions, plus earnings thereon, is based on years of continuous service. Participants become fully vested after three years of credited service. On termination of service due to death, disability or retirement, a participant shall become fully vested.

      Partial Termination of the Plan - Effective November 26, 2001, the Company determined that 20% of the participants of the Plan shall cease participation in the Plan due to unforeseen economic circumstances, and has, therefore, determined that the Plan has been partially terminated subject to the provisions set forth in Employee Retirement Income Security Act of 1974 ("ERISA"). Upon partial termination, each affected participant's account balance becomes 100% vested if the participant was employed by the Company on such date. A participant is deemed to have been affected by the partial termination if his or her employment terminated for any reason, other than by the Company or its subsidiaries for cause, during the period beginning September 1, 2001 and ending October 31, 2002.

      Forfeitures - Forfeited nonvested account balances of $14,000, $445,611 and $336,772 were used to reduce employer contributions in 2002, 2001 and 2000, respectively.

      Cash and Cash Equivalents - Cash and cash equivalents consist of highly liquid investments with initial maturities of 90 days or less.

      Investment in the PW Trust Company Pooled Trusts - The investment in the PW Trust Company Pooled Trusts (the "Trusts") consists primarily of a guaranteed insurance contract ("GIC") and certain debt and equity securities held by the Trusts. It is the policy of the Trusts to hold GIC investments until maturity. GIC investments are stated at contract value that approximates their fair value at December 31, 2002 and 2001, as determined by quoted or published market prices. All other investments are stated at their fair value.

      Investment Elections - With PW Trust Company as Trustee, participants may elect the following investment options:

         GIC Portfolio - Seeks to offer stability while maximizing current income through investments in fixed income securities, primarily insurance and bank investment contracts.

         Balanced Value Portfolio - Seeks to achieve long-term capital growth through investments in a diversified range of stocks, bonds and other fixed income securities.

         Capital Growth Portfolio - Seeks to achieve long-term capital growth through investments in large capitalization stocks with positive earnings momentum.

         Strategic Balanced Portfolio - Seeks to invest in a blend of equity and fixed-income securities to achieve long-term capital growth.

         Strategic Growth Portfolio - Seeks to invest in growth companies across the capitalization spectrum to achieve long-term capital growth.

         Mid-Cap Value Portfolio - Seeks to generate a return in excess of the Russell Midcap Value Index over a full market cycle or rolling five-year average.

         Overseas Equity Portfolio - Seeks to invest in equity securities of non-U.S. companies in both mature and emerging economies around the globe.

         S&P 500 Index Portfolio - Seeks to replicate the return of the Standard & Poor's ("S&P") 500 Composite Stock Price Index, a broad group of 500 selected large capitalization common stocks, before expenses are charged to the portfolio.

         Small Company Growth Portfolio - Seeks to invest in smaller market capitalization companies that have the potential for greater growth compared to the stock market and the overall economy.

         Concentrated Growth Portfolio - Seeks to generate a total return in excess of the Russell 1000 Growth Index over a three- to five-year investment horizon by investing in large- and mid-market capitalization companies.

         Conservative Bond Portfolio - Seeks to preserve capital, maintain market liquidity and achieve a total return in excess of industry benchmarks without assuming undue risk.

         Large Company Value Portfolio - Seeks to achieve long-term capital growth through consistent investment practices and risk-control disciplines, through investing in companies with attractive valuations that have been fully recognized in the marketplace.

         Mid-Cap Growth Portfolio - Seeks to generate a total return in excess of the benchmark over a full market cycle or a rolling five-year average.

         BE Aerospace, Inc. Common Stock - Investment in shares of BE Aerospace, Inc. common stock.

      Income Taxes - The Plan is intended to be qualified under Sections 401(a) and 401(k) of the IRC and is intended to be exempt from taxation under
      Section 501(a) of the IRC. The Internal Revenue Service has determined and informed the Company by letter, dated August 20, 1998, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been subsequently amended, and the Company has filed for a favorable IRS determination letter with respect to said amendments. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, and the related trust was tax exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

      Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company's stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      Payments of Benefits - Benefits are paid to participants in accordance with the terms of the Plan. As of December 31, 2002 and 2001, net assets available for benefits included distributions payable to participants who have withdrawn from the Plan of $210,357 and $218,172, respectively. As of December 31, 2002 and 2001, of the total benefits payable to participants above, $208,357 and $218,172, respectively, were benefits payable to terminated participants of the Plan.

      Administrative Expenses - Administrative expenses of $406,852, $430,726 and $449,664 for the years ended December 31, 2002, 2001 and 2000, respectively, were paid by the Plan.

      Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

      Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their employer contributions.

      Derivative Financial Instruments - The Plan does not presently engage in hedging activities. In addition, the Plan has reviewed its agreements and has determined that it has no derivative instruments, nor do any of its agreements contain embedded derivative instruments as of December 31, 2002. Accordingly, the adoption of Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, on January 1, 2001, did not have a significant impact on the Plan's financial position or results of operations.

2.    INVESTMENTS
      Investments consist of the following as of December 31:


                                                                                            2002
                                                                     ---------------------------------------------------
                                                                                                            Fair
                                                                         Units            Cost              Value
                                                                     ---------------------------------------------------
 *  GIC Portfolio of the PW Trust Company
      Pooled Trust for Employee Benefits Plan                            505,556       $12,366,385       $13,645,810
 *  Balanced Value Portfolio of the PW Trust Company
      Pooled Trust for Employee Benefits Plan                            125,677         3,912,776         4,371,460
 *  Capital Growth Portfolio of the PW Trust Company
      Pooled Trust for Employee Benefits Plan                            295,727         6,911,116         6,485,883
 *  Strategic Balanced Portfolio of the PW Trust Company
      Pooled Trust for Employee Benefits Plan                            192,706         4,102,678         4,323,735
 *  Strategic Growth Portfolio of the PW Trust Company
      Pooled Trust for Employee Benefits Plan                            274,254         5,990,976         3,619,330
 *  Mid-Cap Value Portfolio of the PW Trust Company
      Pooled Trust for Employee Benefits Plan                            235,568         5,194,421         5,752,338
    Overseas Equity Portfolio of the PW Trust Company
      Pooled Trust for Employee Benefits Plan                            116,325         2,276,935         1,990,676
 *  S&P 500 Index Portfolio of the PW Trust Company
      Pooled Trust for Employee Benefits Plan                            223,200         2,983,603         2,329,984
    Small Company Growth Portfolio of the PW Trust
      Company Pooled Trust for Employee Benefits Plan                     16,549         1,001,138           829,215
    Concentrated Growth Portfolio of the PW Trust
      Company Pooled Trust for Employee Benefits Plan                    268,365         1,252,956           902,242
    Conservative Bond Portfolio of the PW Trust
      Company Pooled Trust For Employee Benefits Plan                     63,731         1,774,324         1,808,885
    Large Company Value Portfolio of the PW Trust
      Company Pooled Trust for Employee Benefits Plan                      4,143           171,465           165,463
    Mid-Cap Growth Portfolio of the PW Trust Company
      Pooled Trust for Employee Benefits Plan                              6,973            42,587            40,970
 *  BE Aerospace, Inc. common stock                                      709,808         7,689,911         2,583,969
    Loans to participants (6% to 13% annual percentage rate)                               426,022           426,022

                                                                                       $56,097,293       $49,275,982


* Exceeds 5% of net assets available for benefits.

      Investments are in the custody of the Trustee under a trust agreement with the Plan. The Trustee has no authority, however, for the purchase or sale of investments.

      During the years ended December 31, 2002 and 2001, net depreciation in fair value of the Plan's investments was $10,191,989 and $7,414,060, respectively.

3.    ACCRUED PLAN ASSET TRANSFER

      During 2001, BE Aerospace, Inc. acquired Alson Machine Company ("Alson"). Alson's Profit Sharing Plan was terminated, and the assets were transferred to the BE Aerospace, Inc. Savings Plan to be held in trust until distribution. A liability for the assets pending distribution to former Alson Profit Sharing Plan participants has been accrued as of December 31, 2002, and is reflected in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

4.    PARTY-IN-INTEREST TRANSACTIONS

      Plan assets are invested in investment fund products sold by PW Trust Company and the stock of the Company at December 31, 2002, 2001 and 2000. These entities are trustees as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

5.    RISKS AND UNCERTAINTIES

      The Plan provides for various investment options in any combination of pooled trust accounts. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in the net assets available for benefits.

6.    SUBSEQUENT EVENT

      The Plan acquired assets of $4,718,466 from the M&M Aerospace Hardware, Inc. 401(k) Profit Sharing Plan in January 2003. The Company acquired M&M Aerospace Hardware, Inc. in 2001.

                                  EXHIBIT INDEX


EXHIBIT NO.                DOCUMENT

23.1                       Independent Auditors' Consent

99.1 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                                    SIGNATURE



THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                               BE AEROSPACE, INC.
                               Savings Plan




Date:  June 30, 2003           By:  /s/ Joseph A. Piegari
                                    ---------------------
                                    Joseph A. Piegari
                                    Plan Administrator
                                    BE AEROSPACE, INC.

                   SUPPLEMENTAL SCHEDULES PROVIDED PURSUANT TO
                 THE DEPARTMENT OF LABOR'S RULES AND REGULATIONS

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2002

                                                                                                            Fair
                                                                          Units           Cost             Value
                                                                      -------------------------------------------------
    GIC Portfolio of the PW Trust Company
      Pooled Trust for Employee Benefits Plan                            505,556       $12,366,385      $13,645,810
    Balanced Value Portfolio of the PW Trust Company
      Pooled Trust for Employee Benefits Plan                            125,677         3,912,776        4,371,460
    Capital Growth Portfolio of the PW Trust Company
      Pooled Trust for Employee Benefits Plan                            295,727         6,911,116        6,485,883
    Strategic Balanced Portfolio of the PW Trust Company
      Pooled Trust for Employee Benefits Plan                            192,706         4,102,678        4,323,735
    Strategic Growth Portfolio of the PW Trust Company
      Pooled Trust for Employee Benefits Plan                            274,254         5,990,976        3,619,330
    Mid-Cap Value Portfolio of the PW Trust Company
      Pooled Trust for Employee Benefits Plan                            235,568         5,194,421        5,752,338
    Overseas Equity Portfolio of the PW Trust Company
      Pooled Trust for Employee Benefits Plan                            116,325         2,276,935        1,990,676
    S&P 500 Index Portfolio of the PW Trust Company
      Pooled Trust for Employee Benefits Plan                            223,200         2,983,603        2,329,984
    Small Company Growth Portfolio of the PW Trust
      Company Pooled Trust for Employee Benefits Plan                     16,549         1,001,138          829,215
    Concentrated Growth Portfolio of the PW Trust
      Company Pooled Trust for Employee Benefits Plan                    268,365         1,252,956          902,242
    Conservative Bond Portfolio of the PW Trust
      Company Pooled Trust For Employee Benefits Plan                     63,731         1,774,324        1,808,885
    Large Company Value Portfolio of the PW Trust
      Company Pooled Trust for Employee Benefits Plan                      4,143           171,465          165,463
    Mid-Cap Growth Portfolio of the PW Trust Company
      Pooled Trust for Employee Benefits Plan                              6,973            42,587           40,970
    BE Aerospace, Inc. common stock                                      709,808         7,689,911        2,583,969
    Loans to participants (6% to 13% annual percentage rate)                               426,022          426,022

                                                                                       $56,097,293      $49,275,982

SCHEDULE OF REPORTABLE SERIES OF TRANSACTIONS
YEAR ENDED DECEMBER 31, 2002

                                                                                 Purchase      Selling       Cost of       Net Gain
                                                                                  Price         Price         Asset          (Loss)
                                                                               -----------------------------------------------------
GIC Portfolio of the PW Trust Company Pooled Trust for Employee Benefits
  Plan - 466 purchases and 222 sales                                           $6,832,957    $7,748,942    $6,852,937    $  916,005
Balanced Value Portfolio of the PW Trust Company Pooled Trust for Employee
  Benefits Plan - 105 purchases and 128 sales                                     653,171     2,274,077        653,171    1,620,906
Capital Growth Portfolio of the PW Trust Company for Employee Benefits
  Plan - 119 purchases and 170 sales                                            4,003,858     2,911,045      1,008,858    1,707,187
Strategic Balanced Portfolio of the PW Trust Company for Employee Benefits
  Plan - 104 purchases and 174 sales                                              734,220     1,623,999        734,220      889,779
Strategic Growth Portfolio of the PW Trust Company Pooled Trust for Employee
  Benefits Plan - 106 purchases and 179 sales                                     979,171     1,283,029        979,171      303,858
Mid-Cap Value Portfolio of the PW Trust Company for Employee Benefits
  Plan - 236 purchases and 169 sales                                            2,766,493     3,600,958      2,766,493      834,465
Overseas Equity Portfolio of the PW Trust Company for Employee Benefits
  Plan - 187 purchases and 153 sales                                            1,665,904     1,734,970      1,665,904       69,066
S&P 500 Index Portfolio of the PW Trust Company for Employee Benefits
  Plan - 139 purchases and 128 sales                                            1,162,474       867,945      1,162,474      294,529
Small Company Growth Portfolio Pooled Trust Company for Employee Benefits
  Plan - 154 purchases and 119 sales                                              984,692       952,457        984,692      (32,235)
Concentrated Growth Portfolio Pooled Trust Company for Employee Benefits
  Plan - 119 purchases and 107 sales                                              687,912       651,966        687,912      (35,946)
Conservative Bond Portfolio Pooled Trust Company for Employee Benefits
  Plan - 219 purchases and 111 sales                                            1,265,048     1,803,405      1,265,048      583,357
BE Aerospace, Inc. common stock - 1 purchase and 184 sales                      2,402,183     1,875,348      2,402,183     (526,835)
Large Company Value Portfolio Pooled Trust Company for Employee Benefit
  Plan - 33 purchases and 7 sales                                                 184,508        12,721        184,508     (171,787)
Mid-Cap Growth Portfolio Pooled Trust Company for Employee Benefit Plan - 35
  purchases and 7 sales                                                            47,207         1,587         47,207      (45,620)


                                       14